Dear Fellow Shareholders:

With the release of its Minita deposit pre-feasibility study and its on-going delineation of the South Minita gold zone, Pacific Rim took substantial steps forward in the advancement of the El Dorado gold project during the third quarter of fiscal 2005.

A critical piece of information from the pre-feasibility study is the operating cost. The Minita deposit would have operating costs over the life of the operation averaging $163 per gold equivalent ounce, putting it in the lowest quartile of operating costs on a worldwide basis. Over the first two years, the costs are even lower at roughly $140 per ounce. Few deposits have operating costs this low. Even fewer companies have lower average costs. If we built this mine, Pacific Rim would be the lowest cost junior producer in the North American gold industry. The pre-feasibility study converted Minita’s 585,000-ounce measured and indicated resource into a 500,000-ounce proven and probable reserve and details an operation over a six-year mine life with just over 80-thousand ounces of gold produced per year and about a half-million ounces of silver. Preproduction capital costs are $47.9 million and life of mine capital is $66.9 million. The IRR is 18% and the free cash flow totals $43.6 -million. It’s a great foundation from which to build, but we’re not done yet.

In the summer of 2004, armed with a newfound understanding on the controls and timing of mineralization in the El Dorado District, Pacific Rim made two important discoveries on the El Dorado project. One of these was the South Minita gold zone, located just south of the Minita deposit. Since late 2004, we have been definition drilling South Minita and the footprint of the gold zone has expanded.

While we are currently focused on South Minita, we have numerous other targets with potential for the discovery of additional gold ounces that require new or additional evaluation, including the Nance Dulce gold zone, also discovered in the summer of 2004. As we continue to map, we continue to find new veins. During the next several months we will be conducting an aeromagnetic survey to identify additional targets. We anticipate exploring this district for decades to come and continuing to make additional discoveries to add to the production profile already contemplated in the pre-feasibility study.

Over the next several months our plan is to complete the South Minita delineation drilling and immediately conduct a resource calculation. In the summer of 2005, we intend to commission a scoping study adding the South Minita ounces to the Minita pre-feasibility results. This will provide a better picture of the economics of an operation that we expect will have increased annual production, lower operating costs, a shorter payback and most importantly, will move us toward our objective of becoming a low-cost intermediate level gold producer.

Based on the foundation provided by the Minita pre-feasibility results and the rapidly developing exploration success at South Minita, Pacific Rim’s strategy is on track. We remain focused on our goal of becoming a low-cost, intermediate level gold producer and are confident in the El Dorado project’s capacity to meet this objective.

Sincerely,

“Thomas C. Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
CEO	President

March 14, 2004
Vancouver, BC